ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 22, 2012

AllianzGI Managed Accounts Trust (formerly, Allianz Global Investors Managed Accounts Trust)

c/o Allianz Global Investors Fund Management LLC

1633 Broadway

New York, NY 10019

Dear Ladies and Gentlemen:

We are furnishing this opinion in connection with Post-Effective Amendment No. 37 under the Securities Act of 1933, as amended (the “Act”), and Post-Effective Amendment No. 41 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-1A of AllianzGI Managed Accounts Trust (the “Trust”) for the registration of an indefinite number of shares of beneficial interest, $0.001 par value (the “Shares”), of its series FISH: Series LD (the “Portfolio”). We assume for purposes of this opinion that each of the Shares will be sold for the consideration described in the Registration Statement of the Trust on Form N-1A, as amended to the date of such sale, and that such consideration will in each event be at least equal to the net asset value per Share of such Shares.

We have examined an executed copy of the Trust’s Third Amended and Restated Agreement and Declaration of Trust, as amended to the date hereof (the “Declaration of Trust”), on file in the offices of the Secretary of The Commonwealth of Massachusetts and the Clerk of the City of Boston, and the By-laws of the Trust, as amended to the date hereof, and are familiar with the actions taken by your trustees to authorize the issue and sale to the public from time to time of authorized and unissued Shares. We have further examined such other documents and records as we have deemed necessary for the purpose of this opinion.

Based on the foregoing, we are of the opinion that:

1. The beneficial interests in the Portfolio are divided into an unlimited number of Shares.

2. The issue and sale of the authorized but unissued Shares has been duly authorized under Massachusetts law. Upon the original issue and sale of any of such authorized but unissued Shares and upon receipt of the authorized consideration therefor in an amount not less than the applicable net asset value, the Shares so issued and sold will be validly issued, fully paid and, except as described in the following paragraph, nonassessable by the Trust.

November 22, 2012

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its trustees. The Declaration of Trust provides for indemnification out of the property of each series of the Trust for all loss and expense of any shareholder of such series held personally liable solely by reason of his or her being or having been such a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which such series itself would be unable to meet its obligations.

We understand that this opinion is to be used in connection with the registration of an indefinite number of Shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of your Registration Statement on Form N-1A (File Nos. 333-92415 and 811-09721) relating to such offering and sale.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP